SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

Commission file number 1-14037

Moody’s Corporation

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Profit Participation Plan of Moody’s Corporation

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Moody’s Corporation, 99 Church Street, New York, New York 10007

REQUIRED INFORMATION

The required financial statements are attached to this report.

The Profit Participation Plan of Moody’s Corporation

Index to Financial Statements

Pages

(a) Financial Statements

Report of Independent Accountants	3

Statement of Net Assets Available for Benefits as of December 31, 2001 and 2000	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001	5

Notes to Financial Statements	6-10

Schedule of Assets Held for Investment Purposes as of December 31, 2001	11

(Other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.)

(b) Exhibit

Consent of Independent Accountants

Report of Independent Accountants

To the Participants and Administrator of
The Profit Participation Plan of Moody’s Corporation

         In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Profit Participation Plan of Moody’s Corporation (the “Plan”) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
New York, New York
June 28, 2002

The Profit Participation Plan of Moody’s Corporation
Statements of Net Assets Available for Benefits
(amounts in thousands)

	December 31, 2001	December 31, 2000

Investments	$89,229	$82,206

Employer contribution receivable	5,705	1,482

Employee contribution receivable	280	—

Net assets available for benefits	$95,214	$83,688

See accompanying notes to financial statements

The Profit Participation Plan of Moody’s Corporation
Statement of Changes in Net Assets Available for Benefits
(amounts in thousands)

Year ended
December 31, 2001

Additions:

Additions to net assets attributed to:

Investment income (loss):

Net depreciation in fair value of investments	$(5,521)

Interest	992

Dividends	748

Total investment loss	(3,781)

Contributions:

Participant	10,140

Employer	8,605

Total contributions	18,745

Total additions	14,964

Deductions:

Deductions from net assets attributed to:

Benefits paid to participants	3,418

Plan expenses	20

Total deductions	3,438

Net increase in plan assets	11,526

Net assets available for plan benefits:

Beginning of the period	83,688

End of the period	$95,214

See accompanying notes to financial statements

The Profit Participation Plan of Moody’s Corporation

Notes to Financial Statements

1.     Background and Plan Description

The Profit Participation Plan of Moody’s Corporation (the “Plan”) is a defined contribution plan established to provide a convenient way for eligible employees to save on a regular and long-term basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Prior to September 30, 2000 Moody’s Corporation (“Moody’s” or the “Company”) operated as a subsidiary of The Dun & Bradstreet Corporation (“Old D&B”). On September 30, 2000 (the “Distribution Date”), the Company separated from Old D&B and has since operated as an independent public company. On the Distribution Date, the Company established the Profit Participation Plan of Moody’s Corporation for the benefit of its eligible employees. Moody’s participants’ balances were transferred from the Old D&B Profit Participation Plan to the Moody’s Plan in October 2000.

The following summary provides an overview of major Plan provisions in effect from October 1, 2000, the date of inception, through December 31, 2001 and is provided for general information purposes. Employees who participate in the Plan or former employees who have assets in the Plan should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications.

Eligibility

Full time associates of the Company are immediately eligible to participate in the Plan on their date of hire. Part time associates are eligible to participate in the Plan, when they work at least one thousand hours during the consecutive twelve-month period following employment, or in any calendar year thereafter.

Contributions

Participants contribute to the Plan by authorizing payroll deductions between 1% and 16% of their compensation as defined in the Plan. The Company makes matching contributions equal to 50% of the first 6% of annual compensation that is contributed to the Plan. Participants’ contributions under the Plan may be made from after-tax earnings and/or from before-tax earnings, the latter form of contribution having the effect of reducing the participant’s current taxable earnings for federal income tax purposes. A participant’s aggregate contributions may not exceed 16% of the participant’s compensation subject to an overall limit on before-tax contributions imposed by the Internal Revenue Code (the “IRC”). Year-end payroll deductions for participant contributions and the corresponding employer match not remitted to the Plan until after year-end are recorded as receivables in the Plan financial statements. At December 31, 2001, the employee contribution receivable was $280,000 and the employer contribution receivable was approximately $100,000.

The Plan provides for additional Company matching contributions (the “EPS Match”) based on the Company’s earnings per share (“EPS”). In 2000, an EPS Match was accrued if the Company’s average growth in EPS in 2000 and 1999 was greater than 5%. In 2001, an EPS Match was accrued if the Company’s growth in EPS in 2001 was greater than 7%.

The aggregate EPS Match for all eligible Plan participants was $5.6 million and $1.5 million for 2001 and 2000. These amounts were reflected in the financial statements as an employer contribution receivable at December 31, 2001 and 2000 and paid to the Plan in March 2002 and March 2001, respectively. For the year ended December 31, 2001, the EPS Match was invested and held in the Moody’s Corporation Common Stock Fund and may not be transferred to another fund within the Plan prior to the participant reaching age 50. For the year ended December 31, 2000, the EPS Match was participant directed.

Participant Accounts

A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan’s investment funds as designated by the participant. Participants are not permitted to invest more than 50% of their account balance in the Moody’s Common Stock Fund. Income earned and net appreciation or depreciation on Plan investments for a given fund is allocated on a daily basis in proportion to the participant’s account balance in that fund.

Distributions

Upon termination of service with the Company, participants become eligible for a lump sum distribution of the vested portion of their account balance. Retired and terminated participants who have an account balance in excess of $5,000 may select their deferred distribution method from various options available under the plan.

Participant Loans

Participants may obtain loans from the Plan, which are secured by the participant’s account balance. The Plan limits the total number of loans outstanding at any time for each participant to two general-purpose loans and a principal residence loan. The minimum loan permitted by the Plan is $500 and the maximum permissable amount of all loans outstanding at any time is the lower of 50% of a participant’s vested account balance or $50,000. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points.

Vested Benefits and Forfeitures

Participants immediately vest in their own contributions to the Plan, as well as any earnings thereon. The Plan provides for vesting in the value of Company contributions to a participant’s Plan account after three years of service beginning on the participant’s initial employment date with the Company. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65, upon death, or if they become totally and permanently disabled. When Moody’s separated from Old D&B, all Company contributions through the Distribution Date became fully vested. Subsequent Company contributions are subject to the aforementioned vesting provisions.

Amounts forfeited by nonvested or partially vested participants who terminated employment during the year ended December 31, 2001 were $20,000. Forfeited amounts are used to reduce future Company contributions.

Administration of the Plan

The Plan is administered by the Compensation and Nominating Committee, which is appointed by the Board of Directors of the Company. Fidelity Management Trust Company (the “Trustee”) is Trustee of the Plan and has custody of the Plan’s assets. Certain Plan investments are shares of mutual funds managed by the Trustee, and therefore, qualify as party-in-interest transactions. Plan investments in the common stock of the Company also qualify as party-in-interest transactions. The expenses of administering the Plan are paid by the Company except for investment management fees, which are charged to the Plan.

Plan Termination

While the Company has not expressed any intent to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the IRC which state that, in such event, all participants of the Plan shall be fully vested in the amounts credited to their accounts.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting, except for participant withdrawals and distributions (“benefit payments”). For financial statement purposes, benefit payments are recorded when paid rather than when processed and approved for payment. At December 31, 2001, all benefit payments processed and approved for payment were paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options consisting of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to various risks, such as interest rate fluctuations, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in valuations in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation

Moody’s Corporation common stock and The Dun & Bradstreet Corporation common stock are valued at the closing market price on the last business day of the period. The common trust funds and mutual funds are recorded at fair value based on the closing market prices of the underlying investments held by the fund on the last business day of the year.

The Plan has entered into benefit responsive investment contracts with various insurance companies and financial institutions. The Plan maintains the contracts in the Special Fixed Income Fund. The Special Fixed Income Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by the respective contract issuers. Contract values represent the sum of contributions and earnings, less participant withdrawals and administrative expenses. Participant withdrawals are at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise as Plan management is not aware of any such risks. The average annual yield and annual crediting interest rates ranged from 5.47% to 6.91% for 2001 and 2000. The annual crediting interest rates are fixed for the duration of such contracts. At both December 31, 2001 and 2000, the aggregate fair value and contract value of the investment contracts were $11.2 million and $16.2 million, respectively.

Investment Transactions and Investment Income

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Other investment income is recorded as earned on an accrual basis.

Net Appreciation/(Depreciation) of Investments

The net appreciation (depreciation) in the fair value of plan investments presented in the Statement of Changes in Net Assets Available for Benefits consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

3.     Investments

The Plan currently consists of the following fifteen funds:

1.	The Special Fixed Income Fund is invested in investment contracts with one or more insurance companies or financial institutions. The interest rates associated with the contracts depend on market conditions when each contract is negotiated. When previously purchased investment contracts mature, proceeds are reinvested in the Fidelity’s Short Term Investment Fund (“STIF”), Managed Income Portfolio.

2.	The Fidelity U.S. Bond Index Fund is mainly invested in bonds included in the Lehman Brothers Aggregate Bond Index, which is comprised of fixed-rate debt issues including government, corporate, asset-backed and mortgage-backed securities.

3.	The Fidelity PIMCO Total Return Fund is mainly invested in investment-grade bonds, including U.S. government, corporate, mortgage-backed and foreign bonds.

4.	The Fidelity Equity-Income Fund is mainly invested in income-producing equity securities, which tends to lead to investments in large-cap stocks. The fund may also invest in other types of equity and debt securities, including lower-quality debt securities.

5.	The U.S. Equity Index Commingled Pool Fund is primarily invested in common stocks included in the S&P 500 Index, which contains 500 predominantly large, U.S. based companies.

6.	The Fidelity Aggressive Growth Fund is primarily invested in common stocks of foreign and domestic issuers. The fund invests in companies that the Fund Manager believes offer the potential for accelerated earnings or revenue growth.

7.	The Fidelity Blue Chip Growth Fund is mostly invested in common stocks of well-known and established companies considered “blue chip” by the investment manager. The fund may also invest in companies with strong earnings and future growth potential that the fund’s manager believes are positioned to become the “blue chips” of the future.

8.	The Fidelity Low-Priced Stock Fund is mostly invested in “low-priced” common stocks, which are priced at or below $35 per share at the time of investment. The fund may potentially invest in stocks not considered low-priced.

9.	The Fidelity Mid-Cap Stock Fund is mostly invested in common stocks of companies with market capitalizations that are similar to those of companies in the S&P MidCap 400 Index. The fund may also consider investing in companies with smaller or larger market capitalizations.

10.	The Fidelity Diversified International Fund invests the majority of its assets in foreign securities. Normally assets are invested primarily in common stock.

11.	The Spartan Extended Market Index Fund is mostly invested in common stocks included in the Wilshire 4500, which represents the performance of stock of mid- to small- capitalization U.S. companies.

12.	The Spartan International Index Fund is mostly invested in common stocks included in the Morgan Stanley Capital International Europe, Australia, and Far East Index, which represents the performance of foreign stock markets. The fund may lend securities to earn income.

13.	The Fidelity Asset Manager Fund allocates the fund’s assets among stocks, bonds, and short-term and money market instruments, with the long-tern objective of maintaining the asset allocation at 50%, 40% and 10%, respectively. At any point in time, the fund's asset allocation can be within the following ranges: stock class — 30% to 70%; bond class — 20% to 60%; and short-term/money market class — 0% to 50%.

14.	The Moody’s Corporation Common Stock Fund is primarily invested in the common stock of Moody’s Corporation.

15.	The Dun & Bradstreet Legacy Fund is primarily invested in the common stock of The Dun & Bradstreet Corporation. As of the Plan inception date, this fund was not open to new investments. This Fund consists only of amounts transferred from the Old D&B Plan.

At December 31, 2001 and 2000, the Plan’s assets were invested as described below. Individual investment balances that represent 5% or more of net assets at December 31, 2001 and 2000 are listed separately as of the applicable date.

	December 31, 2001	December 31, 2000
	(in thousands)	(in thousands)

Spartan Extended Market Index Fund	$4,835	$4,763

Fidelity Aggressive Growth Fund	—	5,863

Moody’s Corporation Common Stock	5,891	—

Fidelity U.S. Bond Index Fund	6,245	4,843

Fidelity STIF	13,326	—

Fidelity U.S. Equity Index Pool	27,762	30,544

Other (investments individually less than 5%)	31,170	36,193

Total Investments	$89,229	$82,206

During the year ended December 31, 2001, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, (depreciated)/appreciated in value as follows:

December 31, 2001
(in thousands)

Mutual Funds	$(4,951)

Common Trust Fund	(3,135)

Moody’s Corporation Common Stock Fund	2,055

The Dun & Bradstreet Legacy Fund	510

Net Depreciation	$(5,521)

4. Tax Status

The Internal Revenue Service (“IRS”) determined and informed Old D&B by a letter dated August 18, 1999, that the Old D&B Plan and related trust were designed in accordance with applicable sections of the IRC. In 2001, the Company filed documents with the IRS indicating that Participant assets were transferred to the Plan from the Old D&B Plan. Provisions of the Plan are substantially similar to the Old D&B Plan. Although the Company is awaiting the IRS determination, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Profit Participation Plan of Moody’s Corporation
Schedule of Assets Held for Investment Purposes
As of December 31, 2001

			Annual interest	Number of shares/units/ and
	Identity of issuer, borrower or similar party	Maturity date	rate	principal amount	Current value

**	Moody’s Corporation Common Stock Fund			387,541	$5,891,148

	The Dun & Bradstreet Corporation Legacy Common Stock Fund			133,755	1,788,547

					7,679,695

	Common trust funds:

*	Fidelity U.S. Equity Index Pool			822,591	27,762,431

*	Fidelity STIF			13,325,887	13,325,887

					41,088,318

	Mutual funds:

*	Fidelity U.S. Bond Index Fund			578,201	6,244,570

*	Fidelity PIMCO Total Return Fund			118,570	1,240,237

*	Fidelity Equity-Income Fund			25,120	1,225,101

*	Fidelity Aggressive Growth Fund			220,325	4,190,574

*	Fidelity Blue Chip Growth Fund			69,390	2,979,606

*	Fidelity Low-Priced Stock Fund			57,150	1,567,044

*	Fidelity Mid-Cap Stock Fund			62,526	1,411,203

*	Fidelity Diversified International Fund			73,662	1,405,479

*	Spartan Extended Market Index Fund			204,017	4,835,186

*	Spartan International Index Fund			93,613	2,287,909

*	Fidelity Asset Manager Fund			12,470	193,284

					27,580,193

	Investment contracts: (Current value is contract value)

	Connecticut General Life Insurance Company #25294	4/1/2002	6.51%	709,462	709,462

	Connecticut General Life Insurance Company #25295	10/1/2002	5.67%	1,450,801	1,450,801

	Connecticut General Life Insurance Company #25296	4/1/2003	6.10%	2,093,349	2,093,349

	New York Life Insurance Company #31166	4/1/2002	6.42%	2,041,633	2,041,633

	New York Life Insurance Company #31165	4/1/2002	4.96%	1,091,439	1,091,439

	Principal Life Insurance Company #4-43639-01	4/1/2002	6.00%	1,565,938	1,565,938

	Principal Life Insurance Company #4-43639-02	10/1/2003	6.91%	1,503,423	1,503,423

	Travelers Life Insurance Company #17706	10/1/2002	5.47%	720,941	720,941

					11,176,986

	Participant loans	1 mth to 10 years	6.75% to 11.50%	1,703,906	1,703,906

					$89,229,098

*	Custodian of the Plan and therefore, a party-in-interest for which a statutory exemption exists.

**	Investment qualifies as a party-in-interest for the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation and Nominating Committee of Moody’s Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIT PARTICIPATION PLAN OF MOODY’S CORPORATION

By:	/s/ Jeanne M. Dering

Jeanne M. Dering Senior Vice President and Chief Financial Officer

By:	/s/ Charles R. Bruschi

Charles R. Bruschi Vice President and Controller

Date: June 28, 2002